Exhibits. Item 77 CO

RHR

A special meeting of the shareholders of RMR Hospitality and Real Estate Fund (the "Fund") was held on June 4, 2009 for shareholders to consider the reorganization of the Fund with RMR Real Estate Income Fund. The results of the special meeting of shareholders of the Fund were:


Shareholders    Votes For
     Votes withheld
    Votes abstained


Common
1,504,558.75
     94,296.40
        13,283.00

Preferred
        48.00
              -
                -